

Mail Stop 4631

January 31, 2018

Rongguo Wei
Co-Chief Financial Officer
SeD Intelligent Home Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

> **Re: SeD Intelligent Home Inc.**
> **Form 8-K**
> **Filed December 29, 2017**
> **File No. 000-55038**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   You disclose on page 2 that you, SeD Acquisition Corp., SeD Home Inc., and SeD Home International, Inc. entered into an Acquisition Agreement and Plan of Merger on December 29, 2017 pursuant to which the Merger Sub was merged with and into SeD Home, with SeD Home surviving as your wholly-owned subsidiary. Prior to the closing of this transaction, SeD Home International, Inc. was the owner of 100% of the issued and outstanding common stock of SeD Home Inc. and was also the owner of 99.96% of your issued and outstanding common stock. We note that you acquired all of the outstanding common stock of SeD Home Inc. from SeD Home International, Inc. in exchange for issuing to SeD Home International, Inc. 630,000,000 shares of your common stock. Accordingly, SeD Home International, Inc. remains your largest shareholder and you are now the sole shareholder of SeD Home Inc. Please enhance your disclosure to clarify how you accounted for the merger and the basis for your accounting. Refer to ASC 805-10-55-12 through 55-15 and ASC 805-40. Please also address your consideration of accounting for this merger as a combination of entities under common

control. Refer to ASC 805-50-15. Please specifically address the extent and nature of the operations and ownership interests of each entity subject to the merger.

Item 2.01 Completion of Acquisition or Disposition of Assets

2. You disclose that you are no longer a shell company and your business operations will now be those operations that SeD Home International is currently conducting, and may conduct in the future. Please clarify whether your operations actually include the operations of SeD Home International or the operations of SeD Home and explain any differences in the operations of these entities. To the extent your operations include the operations of SeD Home International, please explain to us how you determined that the historical financial statements you provided are adequate.

Business, page 3

3. We note your statement that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act. Please briefly describe the various exemptions that are available to you as an "emerging growth company," such as the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Business, page 4

4. Please describe how Singapore eDevelopment came to own SeD Home, and what direct or indirect relationship, if any, Mr. Chan or his affiliates had with SeD Home prior to the time of your acquisition of SeD Home on December 29, 2017.

5. We note your disclosure that you are exploring opportunities to expand into other businesses, such as building homes to operate as rental properties, developing home technologies, and other related real estate activities. Please expand your discussion here, and elsewhere as necessary, to clarify and emphasize what your current business activities are, as opposed to activities that you may engage in in the future.

6. Please elaborate on the specific nature of your current business operations. We note that you reported revenue from "Rental Income" and "Property Sales" for fiscal years 2015 and 2016, but you do not describe any current rental activities. We also note that disclosure in MD&A refers to your revenue being affected by the sales of homes, whereas disclosure in your business section describes your current projects as land development and sub-division projects. It is not clear whether you collect revenue upon sale of developed, sub-divided plots to builders, or upon the builder's subsequent construction and sale of homes upon the lots that you have developed. Please also clarify whether you are engaged in the construction of homes in any of your current projects, and revise to clarify the specific nature of the businesses you engage in so that investors can better understand how and when the business generates revenues.

7. We note risk factor disclosure on page 11 under "There are risks related to conflicts of interest with our partners" that suggests that you depend on SeD Development and its affiliates that are not under your control to perform services necessary for your two current projects. Please revise the Business section to elaborate on the nature of these services and the material terms of any agreements for the provision of these services. Ensure that you file any agreements with related parties as exhibits, if required by Exchange Act Form 10 and Item 601(b)(10) of Regulation S-K, and that you include any disclosures required by Item 404 of Regulation S-K under "Certain Relationships and Related Transactions."

Compliance with Government Regulation, page 5

8. Please disclose the estimated costs and effects of compliance with environmental laws. Please see Item 101(h)(4)(xi) of Regulation S-K.

Black Oak, page 7

9. Please disclose the monthly consultant fees that Black Oak LP pays to SeD Development USA, and the criteria that would require continued payments to SeD Development and to Arete Real Estate and Development Company and American Real Estate Investments LLC. Please also disclose what role or relationship Arete Real Estate and Development Company has to this project.

Ballenger Run, page 7

10. Please elaborate on the nature of the revenue of Ballenger Run that is the basis upon which SeD Development Management, LLC earns its management fee.

11. Disclosure on pages 8 and 10 in this section makes several references to 'phases' of the Ballenger Run project. Please revise to elaborate on what each of these phases entails.

12. We note that you have included some disclosure about the status of the residential lots, lots for multi-family units and front foot benefit assessments. Please also describe the status of the lot for the CCRC units.

13. Please disclose the material terms of your agreement with NVR. In this regard, please also see our comment below regarding Note 4 to your audited financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

General

14. Please identify and disclose all the critical accounting policies and estimates that could materially impact your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and should advise an investor of the potential financial statement impact if actual results differ from the estimate made by management. At a minimum, it appears to us you should specifically address the valuation of real estate assets. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

15. Please remove the reference to the Private Securities Litigation Reform Act of 1995, or clarify that it does not apply to your statements. Note that the safe harbor provided by the Act does not apply to statements made by issuers of penny stock.

Results of Operations, page 16

16. In regard to each of your two primary real estate assets, please provide the following disclosures:
    - The date of purchase;
    - The identity of the seller, including any related party relationship;
    - The purchase price and the nature of the consideration. If the consideration was other than cash, explain how fair value was determined;
    - A roll-forward of the specific nature of the development activities and related costs during each period, including quantifying and disclosing capitalized costs related to interest, taxes, insurance or other material capitalized costs and other material development costs; and
    - The current status of development activities, including the expected costs and time periods you believe will be required to complete those activities.

Liquidity and Capital Resources, page 17

17. Please disclose any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, including short-term and long-term development activities. See Item 303(a)(1) of Regulation S-K.

18. Please discuss changes in operating, investing, and financing cash flows in your statement of cash flows. Your disclosure should not only quantify the impact of the line item(s) that contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. See the SEC Interpretive Release No. 33-8350.

Properties, page 18

19. Please clarify, here and on page 7, if true, that you only intend to develop the land into

buildable lots before selling the lots to third parties.

Directors and Executive Officers

Business Experience, page 20

20. Please expand the discussion of your directors and executive officers to disclose the dates of each person's principal occupation during the past five years, and the name and principal business of any corporation or other organization in which such occupation and employment were carried on. Please refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 22

21. Please confirm that no compensation was paid to any of your named executive officers by you or any of your operating subsidiaries during fiscal year 2015 and 2016. In that regard, we note that SeD Development Management LLC is currently providing compensation to Mr. Wei.

22. Please clarify whether compensation for Mr. Wei's services to the company is included in the $112,800 per year that SeD Development Management pays for his services to SeD Home, or whether he is paid separately for these services.

23. Please clarify whether Singapore eDevelopment compensates Mr. Flanigan, Mr. Fai H. Chan, Mr. Moe T. Chan or Mr. Lui for their services to the company. We understand that they are employed by Singapore eDevelopment, and that neither the company nor SeD Home is charged for the services of these executives to the company. If the executives are compensated for services to the company by Singapore eDevelopment or any other third party, you must disclose this compensation here and in "Certain Relationships . . ." on page 24 if required by Item 404 of Regulation S-K. Please see Item 402(a)(2) of Regulation S-K and paragraph 217.08 of the staff's Regulation S-K C&Ds for additional information.

24. Please update your compensation information to include your fiscal year ended December 31, 2017.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 24

25. We note your disclosure that Cloudbiz International Pte. Ltd. transferred 74,015,730 shares of your common stock to Singapore eDevelopment. Please disclose what consideration Cloudbiz International Pte. Ltd. received for the shares of common stock.

Exhibits, page 29

26. Please file your amended Articles of Incorporation that would include the company's

current name. Please refer to Item 601 of Regulation S-K.

Exhibit 99.1

27. Please note that you are required to present an analysis of changes in each caption of shareholders' equity, in a note or separate statement, for each period that an income statement is required (i.e. the two years ended December 31, 2016). See Rule 3-04 of Regulation S-X and revise accordingly. Please also disclose and discuss the reasons for the forgiveness of related party notes and interest during the annual and interim periods.

28. Refer to the statements of operations. Please present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 here and in the interim financial statements. It appears to us that any earnings per share disclosures should retro-actively reflect the shares that were issued in the merger.

29. Refer to the statements of cash flows. We note that you present all costs related to the purchase and development of real estate assets as cash flows used in investing activities; however, it appears to us that you purchased and are developing the real estate assets with the intent of selling them. We also note that you present the deposit you received for the potential purchase of real estate assets as cash flows provided by operating activities. Please explain to us how you determined the classifications are appropriate and comply with ASC 230. This comment is also applicable to the interim financial statements.

30. Refer to the statements of cash flows. It appears to us the presentation of interest paid in your annual and interim statements of cash flows may not be comparable. Please ensure your annual and interim statements of cash flows comply with ASC 230-10-50-2. Also, please revise your financial statements to provide the disclosures required by ASC 835-20-50-1.

31. Refer to note 1 in the annual and interim financial statements. Please explain how you determined it is appropriate to consolidate 150 Black Oak based on your 50% interest and reconcile this disclosure to your disclosure on page 6 of the Form 8-K.

32. Refer to note 1 in the annual and interim financial statements. Please revise your accounting policy related to real estate assets to disclose when and how you assess real estate assets for impairment and how you determine fair value.

33. Refer to note 1 in the annual and interim financial statements. Please revise your accounting policy related to revenue recognition to clarify if there are any sales for which the full accrual method was not used. If there are, please more fully explain the terms of those sales.

34. Refer to note 4. Please disclose the material terms of the agreement with NVR including, but not limited to, the following:

- The number of lots NVR is entitled to purchase;
- The total purchase price;
- The time period over which NVR is entitled to purchase lots;
- The potential consequences if NVR does not purchase the lots; and
- Any facts or circumstances that could require you to return any of the deposit you received from NVR.

Exhibit 99.3

35. Please also present a pro forma statement of operations for the year ended December 31, 2016. See Rule 11-02(c)(2) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Michael Gershon